Joint News Release

Alexco and the First Nation of Nacho Nyak Dun Sign Comprehensive
Cooperation and Benefits Agreement

June 29, 2010 -- Alexco Resource Corp. (TSX:AXR, NYSE-AMEX:AXU) (“Alexco”) and the First Nation of the Na-Cho Nyak Dun (“NND”) are pleased to announce the signing of the Comprehensive Cooperation and Benefits Agreement (“Agreement”).

Building on the accord that was reached in 2008 and memorialized as the Exploration Cooperation Agreement signed in May of that year, this new Agreement further solidifies the relationship between Alexco and NND as the Bellekeno Mine nears production. The Agreement replaces the earlier Exploration Cooperation Agreement, and sets out common understandings, obligations, and opportunities arising from exploration, care & maintenance, district closure activities, and mine production.

A key milestone in the revitalization of the Keno Hill Silver District, the Agreement positions Alexco to move forward in all of its current and future activities in the District with certainty, and ensures that NND is well positioned to maximize benefits that increased activity in the Traditional Territory will bring.

Covering surface and advanced exploration and environmental activities, care & maintenance, closure activities and mine production, the Agreement is a comprehensive tool for facilitating and ensuring the continuation of a good working relationship into the future. The Agreement also ensures that Alexco and NND will work together to facilitate the meaningful participation of NND in environmental regulatory processes concerning the further development of the Keno Hill Silver District.

Key Points of the Agreement

  Provides Project Certainty for the development of the Keno Hill Silver District;
  Mandates the Cooperative Engagement Process for involving constructive participation of NND in all existing and future environmental approval processes;
  Establishes a Business Development commitment for both parties to jointly identify and pursue contracting and partnering opportunities;
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  Clearly identifies obligations and assigns responsibilities for straightforward implementation;
  Outlines Alexco's financial support for the establishment of NND scholarships, technical support for future regulatory submissions and legacy funding towards a community trust.

"We are very pleased to have concluded a new Agreement with the FNNND that identifies and builds on mutually beneficial goals, establishes a cooperative engagement process and provides project certainty for Alexco to advance current and future projects. The Agreement bolsters the solid social platform on which both Alexco and NND will cooperate,” said Clynt Nauman, Alexco President and CEO.

"This agreement provides a solid and expanding foundation to build a long term relationship between Alexco and NND, it will provide the parties with mutual certainty which will enable activities and projects in the Keno Hill Silver District to proceed while fully addressing the First Nation's interests regarding economic opportunities and environmental stewardship", said NND Chief Simon Mervyn.

Clynt Nauman, President & CEO	Chief Simon Mervyn
Alexco Resource Corp.	First Nation of the Na-Cho Nyak Dun
Telephone: (604) 633-4888	Telephone: (867) 996-2265

Some statements in this news release contain forward-looking information concerning the Company’s anticipated results and developments in the Company’s operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future, made as of the date of this press release. Forward-looking statements may include, but are not limited to, statements with respect to future remediation and reclamation activities, future mineral exploration, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, the timing of activities and the amount of estimated revenues and expenses, the success of exploration activities, permitting time lines, requirements for additional capital and sources and uses of funds. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements. Such factors include, among others, risks related to actual results of remediation and reclamation activities; actual results of exploration activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold, silver and other commodities; possible variations in ore bodies, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; and delays in obtaining governmental approvals or financing or in the completion of development activities.